UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Terra Property Trust, Inc.

Full Name of Registrant

Former Name if Applicable

205 West 28th Street

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Terra Property Trust, Inc. (the “Company,” or “we,” “us” or “our”) requires additional time to finalize its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 as it continues to finalize disclosures related to expected repayments, strategic sales of certain investments and refinancings intended to address the payment of the maturities of its 6.00% senior notes due June 30, 2026 and, through its wholly owned subsidiary, Terra Income Fund 6, LLC, its 7.00% senior notes due March 31, 2026, on acceptable terms. As a result of the time and management attention required for this, the Company is unable to complete and file the Form 10-Q within the prescribed time period without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gregory Pinkus	347	753-7598
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations Discussion

Interest Income

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, interest income decreased by $1.9 million and $3.8 million, respectively, primarily due to a decrease in contractual interest income as a result of a decrease in the weighted average principal balance of performing loans.

Real Estate Operating Revenue

For the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, real estate operating revenue decreased by $0.8 million, primarily due to the sale of an industrial building in June 2025 as well as the expiration of a lease in December 2024.

For the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, real estate operating revenue decreased by $1.3 million, primarily due to the sale of an industrial building in June 2025, the expiration of a lease in December 2025, and the write off of an unamortized below-market rent intangible in January 2024 in connection with a lease termination.

Operating Expenses Reimbursed to Manager

Under the terms of a management agreement (the “Management Agreement”) with our Manager, we reimburse our Manager for operating expenses incurred in connection with services provided to us, including our allowable share of our Manager’s overhead, such as rent, employee costs, utilities and technology costs.

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, operating expenses reimbursed to Terra REIT Advisors, LLC (our “Manager”) decreased by $1.4 million and $2.1 million, respectively, primarily due to a decrease in the allocation ratio as a result of a decrease in our total funds under management.

Asset Management Fee

Under the terms of the Management Agreement with our Manager, we paid our Manager a monthly asset management fee at an annual rate of 1% of the aggregate funds under management, which included the aggregate gross acquisition price, net of participation interest sold to affiliates, for each investment and cash held by us.

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, asset management fees decreased by $0.3 million and $0.7 million, respectively, primarily due to a decrease in total assets under management resulting from repayment of loans.

Asset Servicing Fee

Under the terms of the Management Agreement with our Manager, we paid our Manager a monthly servicing fee at an annual rate of 0.25% of the aggregate gross origination price or acquisition price for each investment held by us.

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, asset servicing fees decreased by $0.1 million and $0.2 million, respectively, primarily due to a decrease in total assets under management resulting from the repayment of loans.

Provision for Credit Losses

We follow the provisions of Accounting Standards Codification (“ASC”) 326, Financial Instruments – Credit Losses, which requires entities to recognize credit losses on financial instruments based on an estimate of current expected credit losses.

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, provision for credit losses decreased by $1.2 million and $1.0 million, respectively, primarily due to the repayment of loans as well as loans approaching maturity, which decreased the allowance for credit losses, partially offset by a decline in our estimated recoverable amount on a non-performing subordinated loan due to an increase in senior funding.

Real Estate Operating Expenses

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, real estate operating expenses increased by $0.8 million and $1.1 million, respectively, primarily due to an increase in real estate taxes. The real estate operating expenses for the six-month period also increased due to an increase in repairs and maintenance.

Depreciation and Amortization

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, depreciation and amortization decreased by $0.5 million and $1.3 million, respectively, primarily due to the sale of an industrial building in June 2025 as well as the write off of the unamortized in-place lease intangibles in January 2024 in connection with a lease termination.

Professional Fees

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, professional fees decreased by $0.1 million and $0.4 million, respectively, primarily due to legal fees incurred in connection with a review of strategic alternatives for our company in 2024.

Impairment Charge

For both the three and six months ended June 30, 2025, in connection with the pending sale of two industrial buildings, we recorded an impairment charge of $3.4 million to reduce the carrying value of these industrial buildings to their estimated selling price less the costs to sell. There was no such impairment charge for the three and six months ended June 30, 2024.

Interest Expense on Secured Financing

Our secured financing consisted of repurchase agreements, revolving line of credit, term loan, promissory notes and property mortgages.

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, interest expense on secured financing decreased by $3.1 million and $5.8 million, respectively, as a result of a decrease in the weighted average principal amount outstanding.

Interest Expense on Unsecured Notes Payable

In June 2021, we issued $85.1 million in aggregate principal amount of 6.00% notes due 2026. In connection with the merger on October 1, 2022 of Terra Income Fund 6, Inc. with and into Terra Income Fund 6, LLC, with Terra Income Fund 6, LLC continuing as the surviving entity of the merger, we assumed $38.4 million in aggregate principal amount of 7.00% notes due in 2026.

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, interest expense on unsecured notes payable increased by $0.05 million and $0.1 million, respectively, primarily due to an increase in the amortization of financing costs using the effective interest rate method.

Interest from Obligations under Participation Agreements

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, interest expense from obligations under participation agreements increased by $0.2 million and $0.4 million, respectively, primarily as a result of an increase in the weighted average principal amount outstanding, partially offset by a decrease in the weighted average interest rate on the obligations under participation agreements.

Unrealized Gain (Loss) on Investments, Net

For both the three and six months ended June 30, 2024, we recorded an unrealized gain on investments of $0.2 million, primarily due to an increase in the fair value of our marketable securities at the period end. There was no such unrealized gain or loss for the three and six months ended June 30, 2025.

Income (Loss) from Equity Interest in Unconsolidated Investments

As of both June 30, 2025 and December 31, 2024, we owned a 14.9% equity interest in Mavik Real Estate Special Opportunities Fund, LP (“RESOF”), an affiliated limited partnership that invests primarily in performing and non-performing mortgages, loans, mezzanines and other credit instruments supported by underlying commercial real estate assets. We also beneficially owned equity interests in joint ventures that invest in real estate properties, opportunistic debt and equity securities and, indirectly, together with other non-affiliated entities, non-real estate operating companies, and a preferred equity investment with residual profit-sharing.

Our income (loss) from equity interest in unconsolidated investments are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Income from equity interest in RESOF	$2,812,605	$1,775,929	$5,019,539	$2,774,268
Loss from equity interest in the joint ventures	(1,177,064)	(179,937)	(1,427,457)	(1,651,663)
Income from other equity investment	630,056	75,978	1,233,625	75,978
	$2,265,597	$1,671,970	$4,825,707	$1,198,583

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, equity income from RESOF increased as a result of an increase in RESOF’s net income associated with increased investments.

For the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, equity loss from the joint ventures increased primarily due to a gain recognized by a joint venture in connection with a sale of a property in 2024. For the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, equity loss from the joint ventures decreased primarily due to equity income recognized from our new investments in non-real estate operating companies as well as a decrease in the net loss of the real estate joint ventures resulting from the sale of a property in 2024, partially offset by a gain recognized by the joint venture in connection with the sale of the property in 2024.

Other equity investment relates to a preferred equity agreement we acquired in June 2024 in which we also share residual profit from the sale of underlying property with the borrower. The increase in income from other equity investment is due to holding the investment for a longer period of time in the current period.

Loss on Sale of Real Estate, Net

In June 2025, we sold an industrial building and recognized a net loss on sale of $2.1 million for both the three and six months ended June 30, 2025. There was no such loss for the three and six months ended June 30, 2024.

Realized Loss On Investments, Net

For the three and six months ended June 30, 2024, we sold a portion of our investments in trading securities and recognized a net loss on sale of $0.3 million and $0.4 million, respectively. There was no such realized loss for the six months ended June 30, 2025.

Net Loss

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, the resulting net loss increased by $1.6 million and decreased by $3.3 million.

Terra Property Trust, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2025	By:	/s/ Gregory Pinkus
Name: Gregory Pinkus
Title: Chief Financial Officer